SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

UPM-Kymmene Corporation Corporate Release May 23, 2007 at 11:30

HANS SOHLSTRÖM APPOINTED UPM’S EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT BIOFUELS AND BIOCHEMICALS

Mr. Hans Sohlström, M.Sc. (Eng.) and M.Sc. (Econ.), has been appointed to the newly created post of Executive Vice President, Business Development Biofuels and Biochemicals as of today.

Earlier Mr Sohlström served as Executive Vice President, Marketing, Paper Divisions. He continues to report to Mr Jussi Pesonen, CEO and President as a member of UPM’s Executive Team. UPM’s biofuels development team, headed by Director Petri Kukkonen, will report to Mr Sohlström.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations